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                                                                   EXHIBIT 99.1

[LOGO] Commercial Intertech
       --------------------

Paul J. Powers
Chairman, President and
Chief Executive Officer

                                                                  July 18, 1996

Dear Fellow Commercial Intertech Employee:

  As promised, I want to keep you up to date on events related to United Dominion's attempt to take over your Company.

  Yesterday the Board met to consider United Dominion's revised tender offer and voted unanimously to recommend that shareholders reject it.

  The Board determined that our strategic plan, which includes the spin-off to shareholders of 100 percent of Cuno and the repurchase of a portion of the Company's shares, offers greater value to shareholders than United Dominion's revised offer. The Board also reaffirmed its conclusion that in light of the Company's future prospects, now is not the time to sell the Company.

  One particular point of interest I'd like to point out to you. United Dominion raised its offer less than two business days after its tender announcement, confirming that our Board's view of the inadequacy of the bid has been correct. United Dominion's recent assertions are nothing more than an attempt to obscure that fact. And United Dominion's rhetoric about sharing "synergistic opportunities" only camouflages its attempt to acquire a fluid filtration business at a hydraulics market multiple. The Cuno spin-off will prevent that exploitation.

  I know that a number of you are wondering, and have expressed concern, about selling the Commercial Intertech shares that you own. The Board feels strongly that holding your shares is a better alternative than accepting the United Dominion offer and recommends that you don't sell your shares to United Dominion.

  We also want you to be aware that none of Commercial Intertech's directors and officers intend to sell shares in connection with the repurchase program, nor to tender to the revised United Dominion offer.

  Finally, United Dominion's chairman, Bill Holland, in an apparent attempt to be clever, has dubbed United Dominion's takeover vehicle "Opus Acquisition Corp." Many of you will remember a popular movie that ran last winter starring Richard Dreyfus, called Mr. Holland's Opus, which told the story of a musician and teacher who labored in vain for many years and finally had the chance to hear his symphony played by former students filled with gratitude for his contribution to their lives. Well, we have one thing to say to that: TRY A DIFFERENT TUNE, MR. HOLLAND--YOUR OPUS WON'T WORK AT COMMERCIAL INTERTECH!

  We are determined to fight for the things we believe -- the value inherent in Commercial Intertech, our responsibility to the town of Youngstown, and the welfare of our employees. In that spirit, I thank you for your continued support and dedication. I will continue to keep you posted as events occur.

                                          Sincerely,

                                          /s/ Paul J. Powers